FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 21, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

On April 21, 2006, OAO Tatneft issued the following press release:

OAO Tatneft obtained an extension from the New York Stock Exchange for the filing of the company's annual report on Form 20-F for 2004

Almetyevsk, 21 April 2006

OAO Tatneft (the "Company") announced today that it has obtained an extension from the New York Stock Exchange ("NYSE") for the filing of the Company's Annual Report on Form 20-F for 2004. Under applicable NYSE policy*, if an Annual Report on Form 20-F is not filed with the U.S. Securities and Exchange Commission (the "SEC") within nine months after the extended deadline provided by the
SEC's Rule 12b-25 (i.e., by April 15, 2006, in the case of the Company's Annual Report on Form 20-F for 2004), the NYSE considers in its sole discretion whether to permit trading in the company's securities to continue for up to an additional three months or whether to commence suspension and delisting proceedings. On April 13, 2006, the NYSE reviewed the Company's status under this policy and granted an extension of three months (until July 15, 2006) for the filing of the Company's Annual Report on Form 20-F for 2004.

As has been announced by the Company, the value of its assets on unconsolidated basis in accordance with Russian accounting regulations ("RAR") as of 31 December 2005 was approximately 160 billion Russian Rubles (US$5.56 billion), an increase of 14.67% from approximately 139.5 billion Russian Rubles (US$5.03 billion) as of 1 January 2005, and the Company's net income under RAR for 2005 was approximately 36.9 billion Russian Rubles (US$1.28 billion), an increase of 49.75% from approximately 24.6 billion Russian Rubles
(US$887 million) for 2004.** In 2005 the Company produced 25.3 million tons (180.2 million barrels) of crude oil, almost 1 percent more than in 2004, when the Company produced 25.1 million tons (178.8 million barrels) of crude oil.*** The Company's RAR financial statements for 2005 are currently being audited by the Company's independent auditor and will be proposed for approval at the
Company's annual general shareholders' meeting on 30 June 2006.

In the first quarter of 2006 the Company produced 6,306,127 tons (44.9 million barrels) of crude oil and expects its gross revenues and income before tax for the first quarter of 2006 under RAR to reach 47 billion Russian Rubles (US$1.69 billion) and 15 billion
Russian Rubles (US$540 million) respectively.**

* - Section 802.01E of the NYSE Listed Company Manual as in effect on July 15, 2005, which was the extended deadline for filing of the Company's Annual Report on Form 20-F for 2004 in accordance with Rule 12b-25 under the Securities Exchange Act of 1934. On
January 19, 2006, the SEC approved an amendment to Section 802.01E of the Listed Company Manual that altered the timing of the NYSE's review of continued trading in listed securities of late filers. Based on its consultations with the NYSE, the Company takes the view that these amendments to Rule 802.01E do not apply to its Annual Report on Form 20-F for 2004.

** - Russian Ruble amounts have been translated into U.S. Dollars at the exchange rates on the last day of respective year or quarter.

*** - Amounts of crude oil have been translated from tons to barrels at the rate of 7.123 barrels per ton of crude oil, reflecting the weighted average density of the Company's crude oil reserves.

Forward-looking statements: This press-release may contain certain forward-looking statements of OAO Tatneft. OAO Tatneft does not guarantee occurrence of any events mentioned in such statements as well as term of their occurrence.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   April 21, 2006